Filed by Park Sterling Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Registration Statement No. 333-174041

Subject Company: Community Capital Corporation
Commission File No. 000-18460

September 30, 2011

To the holders of Community Capital Corporation common stock:

In connection with the merger of Community Capital Corporation (“Community Capital”) with and into Park Sterling Corporation (“Park Sterling”), you have the opportunity to elect to receive cash, shares of Park Sterling common stock, a combination of cash and shares of Park Sterling common stock, or to elect no preference as to the form of consideration you will receive in exchange for your shares of Community Capital common stock.  Your merger consideration election is subject to the allocation and proration procedures set forth in the Agreement and Plan of Merger by and between Park Sterling and Community Capital whereby, among other things, 60% of the total aggregate consideration received by all Community Capital shareholders must consist of Park Sterling common stock and 40% of the total aggregate consideration must consist of cash.  The merger is expected to occur on or about October 31, 2011, though it is still subject to the satisfaction of several conditions, including the approval of the merger by the Community Capital shareholders at the special meeting to be held on October 26, 2011.  A complete description of the merger and the allocation and proration procedures is included in the Proxy Statement/Prospectus dated September 15, 2011, which previously was provided to you in connection with Community Capital’s special meeting of shareholders.

Enclosed is an Election of Consideration Form (the “Election Form”) that you must complete, sign and return to the Exchange Agent, First Shareholder Services, in order to make an election.  Please use the enclosed postage-paid envelope to return your Election Form.  Do not send your stock certificates to Community Capital, Park Sterling or First Shareholder Services.  After completion of the merger, you will receive instructions as to how to exchange your Community Capital stock certificates for the merger consideration.

In order for your election to be effective, the Exchange Agent must receive your properly completed Election Form no later than 5:00 p.m., Eastern time, on October 25, 2011.  Please follow the instructions provided in the Election Form carefully.  If you choose to make an election, please note that you may change or revoke your election at any time before the election deadline by following the instructions provided with the Election Form.  After 5:00 p.m., Eastern time, October 25, 2011, all elections will be binding and may not be revoked or modified.

If you do not make a proper and timely election, you will be deemed to have made a “no preference” election as to the form of consideration to be received in exchange for your Community Capital shares.  As a result, you will receive either cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock as determined by the Exchange Agent in accordance with the allocation and proration procedures set forth in the Agreement and Plan of Merger.  Following the completion of the merger, you will not receive any certificates representing shares of Park Sterling common stock (or any dividends declared on such stock) or cash that may be issuable in exchange for your Community Capital common stock until your Community Capital stock certificates have been surrendered.  No interest will be accrued and/or paid on the cash payable in exchange for your shares of Community Capital stock or for dividends declared subsequent to the completion of the merger pending surrender of your stock.

If you hold your shares of Community Capital common stock through a broker, investment dealer, bank, trust company or other intermediary, you should contact that intermediary as soon as possible for instructions and assistance in delivering those shares of Community Capital common stock.  If you have any questions regarding the Election Form, please call First Shareholder Services at (866) 215-2480.

Sincerely, James C. Cherry Chief Executive Officer

ELECTION OF CONSIDERATION FORM

I (we) am (are) the holder(s) of shares of Community Capital Corporation common stock.  Pursuant to the Agreement and Plan of Merger (the “Agreement”) between Park Sterling Corporation and Community Capital Corporation, I (we) hereby elect to receive the following form(s) of consideration for those shares upon consummation of the merger of Community Capital Corporation into Park Sterling Corporation:

☐	I (we) elect to receive 100% Stock Consideration (0.6667 of a share of Park Sterling Corporation common stock per share of Community Capital Corporation common stock);

OR

☐	I (we) elect to receive 100% Cash Consideration ($3.30 in cash for each share of Community Capital Corporation common stock);

OR

☐	I (we) elect to make the following “Mixed Election”:

_________ shares of Community Capital Corporation common stock converted into a cash payment of $3.30 per share;  and

_________ shares of Community Capital Corporation common stock converted into 0.6667 of a share of Park Sterling
Common stock per share of Community Capital Corporation common stock;

OR

☐	I (we) have no preference.

There is no assurance that you will receive the form of consideration you elect.

ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON OCTOBER 25, 2011

First Shareholder Services must receive your Election of Consideration Form no later than this date and time.

I (we) understand that this election is subject to the terms, conditions and limitations set forth in the Agreement.  In particular, all elections are subject to the limitation that, on an aggregate basis, at least 60% of Community Capital Corporation common stock will be converted into Park Sterling Corporation common stock and no more than 40% of Community Capital Corporation common stock will be converted into cash.  Park Sterling Corporation cannot, therefore, ensure that all Community Capital Corporation shareholders will receive their election choices.  Any adjustments to the elections will be made in accordance with the allocation and proration procedures set forth in the Agreement that is attached as Appendix A to the Proxy Statement/Prospectus.

Shares of Community Capital Corporation common stock held on Record Date:

____________________________________________________     Date: ______________________________________
Signature

____________________________________________________
Signature (if shares held jointly)

Please sign exactly as your name appears on your Community Capital Corporation stock certificate.  Where more than one owner is shown on your stock certificate, each owner should sign.  Persons signing in a fiduciary or representative capacity shall give full title.  If a corporation, please sign in full corporate name by authorized officer.  If a partnership, please sign in partnership name by authorized person.

Return this Election of Consideration form in the enclosed business reply envelope.

For delivery by hand or by overnight mail:	First Shareholder Services Mail Code: FCC61 4300 Six Forks Road Raleigh, NC 27609-5718

ELECTION INFORMATION BOOKLET

This booklet provides answers to frequently asked questions, briefly describes your options and provides information on how to make your election in connection with the proposed merger of Community Capital Corporation (“Community Capital”) with and into Park Sterling Corporation (“Park Sterling”).  This booklet does not contain all of the information that is important to you and we urge you to read carefully the instructions in the Election of Consideration Form accompanying this booklet (the “Election Form”).  After reviewing these materials, complete the Election Form and send it in the enclosed envelope to First Shareholder Services (the “Exchange Agent”).  If you have additional questions after reading this material, you should contact the Exchange Agent at (866) 215-2480.

The deadline for receipt of your Election Form is 5:00 p.m., Eastern time, on October 25, 2011.  The merger has not yet been completed and is subject to a number of conditions, including the approval of the Community Capital shareholders at the special meeting of shareholders to be held on October 26, 2011.  We anticipate that the effective date of the merger, if approved by the shareholders, will occur on or about October 31, 2011.

FREQUENTLY ASKED QUESTIONS

1.           Why have I been sent an Election Form?

On March 30, 2011, Community Capital and Park Sterling entered into an Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Community Capital will merge with and into Park Sterling.  Pursuant to the Merger Agreement, you, as a Community Capital shareholder, have the opportunity to elect to receive merger consideration in the form of 0.6667 of a share of Park Sterling common stock, $3.30 in cash, or a combination of Park Sterling common stock and cash, for each share of Community Capital common stock that you own.  You also have the option to elect “no preference” as to whether you receive cash, shares of Park Sterling common stock or a combination thereof.

2.	What is the Election Form?

The enclosed Election Form lets us know your preferred form of payment for your shares of Community Capital common stock (i.e., cash, shares of Park Sterling common stock or a combination of both).

3.	How do I use the Election Form?

You should refer to the Election Form for instructions. When completed, sign and date the Election Form and mail it to the Exchange Agent in the enclosed envelope.

4.           What happens if I do not send in the Election Form or miss the election deadline?

If you do not respond or if the Exchange Agent does not receive your Election Form before the election deadline (5:00 p.m., Eastern time, on October 25, 2011) or if your Election Form is not properly completed, you will be deemed to have made a “no preference” election as to the form of consideration you will receive in exchange for your shares of Community Capital common stock.  As a result, you will receive either cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock as determined by the Exchange Agent in accordance with the allocation and proration procedures set forth in the Merger Agreement.  If the merger is completed, a letter of transmittal will be sent to you by the Exchange Agent requesting you to surrender your Community Capital stock certificates in order to receive the merger consideration.  You will not receive any shares of Park Sterling common stock or cash until you surrender your Community Capital stock certificates.

5.	Am I guaranteed to receive what I ask for on the Election Form?

No. Park Sterling cannot ensure that all Community Capital shareholders will receive their election choices.

The Merger Agreement contains allocation and proration provisions that are designed to ensure that 60% of the outstanding shares of common stock of Community Capital will be exchanged for shares of Park Sterling common stock and the remaining 40% of the outstanding shares of common stock of Community Capital will be exchanged for cash. After the election deadline, Park Sterling and the Exchange Agent will calculate the amount of cash and/or shares of Park Sterling common stock to be distributed to each Community Capital shareholder based on all valid elections received and in accordance with the allocation and proration procedures set forth in the Merger Agreement (which was attached as Appendix A to the Proxy Statement/Prospectus dated September 15, 2011, and mailed to you under separate cover).

●
If Community Capital shareholders elect to receive Park Sterling common stock for more than 60% of the outstanding shares of Community Capital common stock, the amount of Park Sterling common stock that each such shareholder would receive from Park Sterling will be reduced on a pro rata basis. As a result, these Community Capital shareholders will receive cash consideration for any shares of Community Capital stock for which they do not receive Park Sterling common stock and all Community Capital shareholders who have elected to receive cash or who have made no election will receive cash for their shares of Community Capital stock.

●
If Community Capital shareholders elect to receive cash for more than 40% of the outstanding shares of Community Capital common stock, the amount of cash that each such shareholder would receive from Park Sterling will be reduced on a pro rata basis. As a result, such shareholders will receive Park Sterling common stock for any shares of Community Capital stock for which they do not receive cash and all Community Capital shareholders who have elected to receive Park Sterling common stock will receive Park Sterling common stock.

●
If you do not make an election, you will be allocated either cash or shares of Park Sterling common stock, or a combination of cash and shares of Park Sterling common stock, depending on the elections made by other Community Capital shareholders.

●
Neither Community Capital nor Park Sterling is making any recommendation as to whether Community Capital shareholders should elect to receive cash or Park Sterling common stock in the merger. Each Community Capital shareholder must make his, her or its own decision with respect to such election.

6.	When can I expect to receive my new stock certificates and/or cash?

Shortly after the completion of the merger, the Exchange Agent will mail to each shareholder a Letter of Transmittal, together with instructions on how to exchange your Community Capital stock certificate(s) for Park Sterling shares and/or cash.  After you return the Letter of Transmittal and your Community Capital stock certificate(s) or otherwise follow the instructions regarding lost certificates, your check and/or evidence of Park Sterling shares will be mailed to you as soon as is reasonably practicable (which we expect will be within 30 days after you return the Letter of Transmittal and other appropriate documentation).  Please note that, if you are to receive shares of Park Sterling stock, you will not receive Park Sterling stock certificates.  Instead, you will receive a Direct Registration Transaction Advice, which serves as a record of your ownership of Park Sterling common stock in book-entry form.

7.           If I elect to receive cash and the merger is completed, how much cash will I receive?

Park Sterling will pay you $3.30 in cash for each share of Community Capital common stock you own, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

8.	If I elect to receive shares of Park Sterling common stock and the merger is completed, how many shares will I receive?

You will receive 0.6667 of a share of Park Sterling common stock for each share of Community Capital common stock you own, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above), plus cash in lieu of fractional shares you would otherwise receive, all as described in the Merger Agreement.

9.	If I elect to receive a combination of cash and shares of Park Sterling common stock and the merger is completed, what will I receive?

You will be asked to state on the Election Form the number of your shares of Community Capital common stock that you wish to exchange for shares of Park Sterling common stock.  Based on your election, you will receive 0.6667 of a share of Park Sterling common stock for each share of Community Capital common stock that you designate as a stock election share and $3.30 per share for the remainder of your shares of Community Capital common stock, plus cash in lieu of fractional shares you would otherwise receive, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

10.	If I elect no preference, what will I receive?

You will receive cash, shares of Park Sterling common stock or a combination of both as determined by Park Sterling and the Exchange Agent in accordance with the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

11.	Will I have to pay taxes on the merger consideration I receive for my shares?

Generally, the exchange of shares of Community Capital common stock in the merger will be tax free to you with respect to the shares of Park Sterling common stock you receive and taxable to you with respect to the cash you receive. You may refer to the discussion of “Material U.S. Federal Income-Tax Consequences of the Merger” in the Proxy Statement/Prospectus dated September 15, 2011, which previously was provided to you.  Because individual circumstances may differ, you should consult your tax advisor for a complete understanding of the tax effects of the merger to you, including the application and effect of foreign, state, local or other tax laws.

12.	Are there any fees associated with the exchange of my Community Capital stock certificate(s)?

There are no fees associated with the exchange, unless you need to replace a lost, stolen or destroyed Community Capital stock certificate.

13.	Can I change or revoke my election?

Yes.  An election may be changed or revoked until 5:00 p.m., Eastern time, on October 25, 2011, which is the election deadline.  To change or revoke an election, a written notice of revocation must (a) specify the name of the shareholder having made the election to be changed or revoked, (b) be signed by the shareholder in the same manner as the original signature on the Election Form by which such election was made and (c) be received by the Exchange Agent before the election deadline.

If you want to make a new election, you must return a properly completed Election Form and resubmit it before the election deadline.

14.	Can I elect to have a portion of my shares exchanged under different election options?

You can elect only one option for each registered account (an account with a broker, bank or other nominee) in which you hold shares of Community Capital common stock.  If you hold Community Capital common stock in more than one registered account, you may choose a different election option for each such registered account.

15.	How will I know when the merger is completed?

Park Sterling will issue a press release announcing completion of the merger if and when it is completed.  You can obtain this information at the Securities and Exchange Commission’s website at www.sec.gov, at Park Sterling’s website at www.parksterlingbank.com, at Community Capital’s website at www.capitalbanksc.com or by calling the Exchange Agent at (866) 215-2480.

16.	What if I cannot locate my Community Capital stock certificates?

If your Community Capital stock certificate(s) has (have) been lost, stolen or destroyed, you should contact First Shareholder Services at (866) 215-2480 for further instructions.  You should still submit your election form.

17.	Who do I call if I have additional questions?

You may contact the Exchange Agent at (866) 215-2480.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Park Sterling has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a Proxy Statement of Community Capital and a Prospectus of Park Sterling, as well as other relevant documents concerning the proposed transaction.  SHAREHOLDERS ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Park Sterling and Community Capital, may be obtained at the SEC's Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on the respective websites of Park Sterling and Community Capital at www.parksterlingbank.com and www.capitalbanksc.com.

Participants in Solicitation

Park Sterling and Community Capital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Capital’s shareholders in connection with this transaction. Information about the directors and executive officers of Park Sterling and Community Capital and information about other persons who may be deemed participants in this solicitation are included in the Proxy Statement/Prospectus.  Information about Park Sterling’s executive officers and directors can be found in Park Sterling’s definitive proxy statement in connection with its 2011 Annual Meeting of Shareholders filed with the SEC on April 12, 2011. Information about Community Capital’s executive officers and directors can be found in Community Capital’s Form 10-K/A filed with the SEC on April 26, 2011.